Exhibit 1

KPMG LLP	Telephone 267 256 7000
1601 Market Street	Fax 267 256 7200
Philadelphia, PA 19103-2499

January 22, 2004

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for AstroPower, Inc. (“AstroPower” or the “Company”) and, under the date February 20, 2002 we reported on the consolidated financial statements of AstroPower, Inc. and subsidiaries as of and for the years ended December 31, 2001 and 2002. On December 23, 2003 we resigned. We have read AstroPower, Inc.’s statements included under Item 4 of its Form 8-K dated January 7, 2004, and we agree with such statement, except that

a.	we disagree with the statement made in the first sentence of the second paragraph, since the auditor’s report for the year ended December 31, 2001 was modified as follows: “As discussed in Notes 1 and 4 to the consolidated financial statements, effective July 1, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations”, and certain provisions of SFAS No. 142, “Goodwill and Other Intangible Assets”, as required for good will and intangible assets resulting from business combination consummated after June 30, 2001;

b.	we disagree with the phrase “potential inadequacies in internal control” appearing in the first sentence of the third paragraph, since KPMG informed the Chairman of the audit committee via telephone on April 2, 2003 that there were materials weaknesses in internal control, specifically in the design and effectiveness of controls over revenue recognition, which constituted a reportable condition and therefore communicated directly to the Audit Committee;

c.	we disagree with the date of the announcement appearing in the first sentence in the fourth paragraph, which may be the product of a typographical error since such announcement appeared in a press release dated May 27, 2003 and not May 27, 2002;

d.	we disagree with the statement made in the first sentence of the seventh paragraph, since KPMG advised the Audit Committee of our recommendation for specific areas of focus for the forensic investigation in July, 2003.

e.	we disagree with the statement made in the third sentence of the seventh paragraph, since KPMB advised the Audit Committee and its forensic advisors of our recommendations for specific additional areas of focus for the forensic investigation in a meeting in KPMG’s Philadelphia office on October 16, 2003. On a conference call held on October 21, 2003, KPMG again provided its recommendations to the Company’s forensic investigation team;

f.	we disagree with the statement made in the sixth sentence of the seventh paragraph, since the Company’s forensic team did not complete procedures to our satisfaction and;

g.	while we agree that the Company advised us of the various matters described in the seventh sentence of the seventh paragraph, we disagree with the statement that the “Company cooperated with KPMG in every requests that KPMG had made”. There were various requests for documentation and analysis to be provided by the Company or its forensic accountants that were not provided to us prior to July 29, 2003, which is the date the acting Chief Financial Officer of the Company informed KPMG to suspend its audit of the Company’s financial statements.

We are not in a position to agree or disagree with the statements appearing in the third and eighth sentences of the sixth paragraph, and the entire eighth paragraph.

The Company also failed to mention in Item 4 that by the letter dated December 23, 2003, KPMG informed the Company that, as a result of the Company’s decision to stop the forensic investigation, the Company had stopped taking timely and appropriate remedial action with respect to a possible illegal act and therefore was not in compliance with Section 10A of the Securities and Exchange Act of 1934. The Company advised us that it sent a copy of our December 23, 2003 letter to the Securities and Exchange Commission.

Very truly yours,

KPMG LLP